Jointly Building CIBT Long Distance Education Center

with Tianjin University

This Agreement shall be signed by Beijing Fenghua Education Consulting Co. Ltd. and Tianjin University Software College under the principles of honesty, trust and mutual development. Details of the Agreement are as follows:

Article 1 Cooperating Parties

Party A:

• Beijing Fenghua Education Consulting Co. Ltd.

Address: #1006, Building A, Peng Run Plaza, 26 Xiao Yun Road, Chao

Yang District, Beijing, China. 100016

• CIBT School of Business and Technology Corp.

Address: #1200, 777 West Broadway, Vancouver, BC, Canada. V5Z 4J7

Party B: • Tianjin University Software College

Address: 92 Wei Jin Road, Nan Kai District, Tianjin, China. 300072

Article 2

The proposed center named as CIBT Tianjin University Long Distance Education Center will be located on the second floor of Tianjin University Beiyang Science Building with one long distance video conference classroom and one digital animation laboratory to be constructed.

Article 3

Party A shall build a domestic technologically advanced education center by investing in equipment, decoration, foreign teachers and courses, career services, management staff, software, intellectual property rights and capital. Party B shall assist with related procedures and necessary facilities such as utility, telephone and internet connection.

Article 4

Party B shall provide a fixed teaching area of approximately 100m2. Party B shall invest in setting up a long distance video conference classroom and provide basic facilities including long distance video conference equipment, tables and chairs, decoration and internet equipment. The classroom shall have a capacity of 60 people.

Article 5

Party B shall provide a fixed teaching area of approximately 200m2 and basic facilities. Party A shall invest in setting up a digital animation laboratory that includes the following facilities: multi-media teaching equipment, tables and chairs, internet equipment, at least 40 computers and an office that can take 4 people. The laboratory shall have a capacity of 40 people.

Article 6

The long distance video conference classroom and the digital animation laboratory shall serve to meet the needs of cooperative education programs by Party A and Party B. The Center has priority to use the classroom and the laboratory. Party B may use the classroom and the laboratory based upon their availability for its own education programs after receiving Center Manager’s permission has to ensure that regular educational activities of the Center are not affected by its usage.

Article 7

Party A shall add investment to the Center according to the Center’s operational situation to ensure its further development.

Article 8

Party A and Party B shall each have the ownership of their own capital assets. The Center shall have access to the mutual capital assets.

Article 9

Neither of the parties shall rent out the classroom or the laboratory to a third party without permission from the other party.

Article 10

This Agreement is written in English.

Article 11 Terms, Amendment, Change, Renewal and Termination of Agreement

  This Agreement expires on November 10th , 2022. It shall be effective after Party A and Party B have both signed and sealed it;
  Party A and Party B may make amendment of this Agreement on issues not covered here after discussion. The amendment shall not be effective until both parties reach a written agreement;

  Party A and Party B may hold discussions 6 months prior to the expiry date of this Agreement to determine whether to terminate or extend the cooperative terms of this Agreement;
  Under the situation where Party A and Party B both agree to terminate the Agreement before the expiry date or the Agreement is expired, this Agreement shall be terminated. After the termination, Party A and Party B shall collect its own capital investment to the classroom and the laboratory.

Article 12 Risk Terms

  Party A and Party B may terminate this Agreement as a result of uncontrollable factors such as earthquakes, floods, fires, wars, social convulsions and riots; if it is impossible unnecessary to continue carrying out this Agreement it may be terminated.
  Party A and Party B shall not take any responsibilities for the damages or losses as a result of the uncontrollable factors; discussions about the termination and post- termination issues might be held in a fair way.

There are 4 original copies of this Agreement that have the same binding power, 2 for each party.

Party A: Beijing Fenghua Education Consulting Co. Ltd.

Representative:

Date: November 8th, 2007

Party B: Tianjin University Software College

Representative:

Date: November 8th, 2007